UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

XCel Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98400M101

(CUSIP Number)

December 22, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 98400M101	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Hilco Brands, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No 98400M101	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Hilco Trading, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,416,667
	8	SHARED DISPOSITIVE POWER 1,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,416,667
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3%
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	Solely in its capacity as the parent company of Hilco Brands, LLC.

CUSIP No 98400M101	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Jeffrey Bruce Hecktman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,416,667*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,416,667*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

*	Solely in his capacity as majority owner of Hilco Trading, LLC.

CUSIP No 86881L106	13G	Page 5 of 10 Pages

Item 1(a)	Name of Issuer:

Xcel Brands, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

475 Tenth Avenue, 4th Floor

New York, NY 10018

Item 2(a)	Name of Person Filing:

Hilco Brands, LLC (“Hilco Brands”), Hilco Trading, LLC (“Hilco Trading”) and Jeffrey Bruce Hecktman (“Hecktman”) (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of Brands, Trading and Hecktman is 5 Revere Drive, Suite 206, Northbrook, IL 60062.

Item 2(c)	Citizenship:

Hilco Brands is a limited liability company organized under the laws of the State of Delaware.

Hilco Trading is a limited liability company organized under the laws of the State of Delaware.

Hecktman is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

CUSIP Number: 98400M101

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP No 98400M101	13G	Page 6 of 10 Pages

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4	Ownership:

(a)	Amount beneficially owned and (b) percent of class:

(1)	The H Company IP, LLC (“H Company”) directly owns 1,000,000 shares of the Issuer’s Common Stock (the “H Company Shares”). House of Halston, LLC (“Halston”) is the parent company of H Company and may be deemed to share beneficial ownership of the H Company Shares by virtue of its ability to direct the business and investment decisions of H Company. The H Investment Company, LLC (“H Investment”) in its capacity as the controlling member of Halston, has the ability to direct the investment decisions of Halston, including the power to direct the decisions of Halston regarding the disposition of the H Company Shares; therefore, H Investment may be deemed to beneficially own the H Company Shares. Hilco Brands, in its capacity as a member of the Board of Managers of H Investment, has the ability to direct the management of H Investment’s business, including the power to direct the decisions of H Investment regarding the vote and disposition of the H Company Shares; therefore, Hilco Brands may be deemed to have indirect beneficial ownership of the H Company Shares, or approximately 7.1% of the total number of the Issuer’s shares outstanding.

(2)	Hilco Trading is the parent company of Hilco Brands and may be deemed to share beneficial ownership of the H Company Shares by virtue of its ability to direct the business and investment decisions of Hilco Brands. Hilco Trading also directly owns 1,416,667 shares of the Issuer’s Common Stock (the “Hilco Shares”), of which 666,667 shares are outstanding and 750,000 shares are issuable upon exercise of a warrant that is exercisable within 60 days. By virtue of the relationship described above and its direct ownership of the Hilco Shares, Hilco Trading beneficially owns 2,416,667 shares of the Issuer’s Common Stock, or approximately 16.3% of the total number of shares of the Issuer’s Common Stock outstanding.

(3)	Hecktman is the majority owner of Hilco Trading and may be deemed to share beneficial ownership of the H Company Shares and the Hilco Shares by virtue of his ability to direct the business and investment decisions of Hilco Trading. By virtue of this relationship, Hecktman may be deemed to have indirect beneficial ownership of 2,416,667 shares of the Issuer’s Common Stock, or approximately 16.3% of the total number of shares of Common Stock outstanding.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by (i) Hilco Brands and Hilco Trading solely with respect to the H Company Shares and (ii) Hecktman with respect to all shares reported herein, that each is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of their respective pecuniary interests, such beneficial ownership is expressly disclaimed by the Reporting Persons.

CUSIP No 98400M101	13G	Page 7 of 10 Pages

Shares numbers in Items 5, 7 and 9 reflect a warrant to purchase, in the aggregate, 750,000 shares of Common Stock of the Issuer, which warrant is exercisable within 60 days. The warrant is held of record by Hilco Trading.

All of the percentages calculated in this Schedule 13G are based upon an aggregate of 14,066,121 shares of Common Stock outstanding as of December 22, 2014.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 of each cover page. Hilco Trading and the Issuer entered into a Voting Agreement whereby Hilco Trading appointed the Issuer’s chief executive officer as its proxy and attorney-in-fact to vote the Hilco Shares. Consequently, Hilco Trading and Hecktman have no power to vote or to direct the vote of Hilco Shares reported on this Schedule 13G.

(ii)	shared power to vote or to direct the vote: See Item 6 of each cover page. H Company and the Issuer entered into a Voting Agreement whereby H Company appointed the Issuer’s chief executive officer as its proxy and attorney-in-fact to vote the H Company Shares. Consequently, the Reporting Persons have no power to vote or to direct the vote of the H Company Shares reported on this Schedule 13G.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of each cover page

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of each cover page

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to items 4(a) and 4(b) above.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

CUSIP No 98400M101	13G	Page 8 of 10 Pages

Item 8	Identification and Classification of Members of the Group:

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

.

13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2015

HILCO BRANDS, LLC

By:	/s/ Eric W. Kaup
Name: Eric W. Kaup
Title: Secretary

HILCO TRADING, LLC

By:	/s/ Eric W. Kaup
Name: Eric W. Kaup
Title: Executive Vice President and General Counsel

JEFFREY BRUCE HECKTMAN

By:	/s/ Jeffrey Bruce Hecktman

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13G

EXHIBIT I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement of Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: January 2, 2015

HILCO BRANDS, LLC

By:	/s/ Eric W. Kaup
Name: Eric W. Kaup
Title: Secretary

HILCO TRADING, LLC

By:	/s/ Eric W. Kaup
Name: Eric W. Kaup
Title: Executive Vice President and General Counsel

JEFFREY BRUCE HECKTMAN

By:	/s/ Jeffrey Bruce Hecktman

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